SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------


  [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act

      of 1934 For the Fiscal Year Ended December 31, 2005

                                       or

  [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange

      Act of 1934 For the transition period from ____________ to ___________


Commission File Number: 001-10607
                        ---------


                                  -------------


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN


                                  -------------


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                            307 NORTH MICHIGAN AVENUE
                             CHICAGO, ILLINOIS 60601




















                                Total Pages: 17

                       SECURITIES AND EXCHANGE COMMISSION




                             Washington, D.C. 20549


                                 ---------------


                                    FORM 11-K

                                 ---------------


                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



                 For The Years Ended December 31, 2005 and 2004


                                 ---------------


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN


                                 ---------------




                     OLD REPUBLIC INTERNATIONAL CORPORATION
                             307 NORTH MICHIGAN AVE
                             CHICAGO, ILLINOIS 60601

                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




                                                                          Pages

Report of Independent Registered Public Accounting Firm                     1

Financial Statements:

   Statements of Net Assets Available for Benefits as of
    December 31, 2005 and 2004                                              2

   Statements of Changes in Net Assets Available for Benefits for the
    years ended December 31, 2005 and 2004                                  3

   Notes to Financial Statements                                           4-9

Supplemental Schedules:

    Schedule of Assets (Held at End of Year) at December 31, 2005          10

    Schedule of Reportable Transactions
        for the Year Ended December 31, 2005                               11

    Schedule of Delinquent Participant Contributions
        for the Year Ended December 31, 2005                               12





















Note
----
Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, that have not been included herein are not applicable.

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee Members have duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.


                                OLD REPUBLIC INTERNATIONAL CORPORATION EMPLOYEES
                                  SAVINGS AND STOCK OWNERSHIP PLAN, Registrant




                                       By  /s/ A.C. Zucaro
                                         --------------------------------------
                                           A.C. Zucaro, Member of the
                                           Administration Committee






Dated: June 28, 2006

             Report of Independent Registered Public Accounting Firm



To the Participants and the Administration Committee of the Old Republic International Corporation
Employees Savings and Stock Ownership Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Old Republic International Corporation Employees Savings and Stock Ownership Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended December 31, 2005 listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ PricewaterhouseCoopers, LLP


Chicago, Illinois
June 26, 2006


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        As of December 31, 2005 and 2004
                        --------------------------------


                                                                                 2005
                                                     ---------------------------------------------------------------
                                                        Participant         Non-Participant
                                                         Directed              Directed               Combined
                                                          Account               Account                Account
                                                     -----------------    -------------------    -------------------
ASSETS
Investments, at fair value:
      Old Republic International Corporation
            Common shares                            $        -           $      239,044,705     $      239,044,705
      Mutual funds                                        134,403,728                -                  134,403,728
                                                     -----------------    -------------------    -------------------
                                                          134,403,728            239,044,705            373,448,433

Contributions receivable from employers                       -                    6,451,155              6,451,155

Accrued dividends receivable                                  -                    5,971,633              5,971,633

Interfund receivable                                          -                      -                      -
                                                     -----------------    -------------------    -------------------
       Total assets                                  $    134,403,728     $      251,467,493     $      385,871,221
                                                     =================    ===================    ===================

LIABILITIES
Unpaid anti-discrimination refunds                   $        174,917     $          -           $          174,917
Unpaid administrative expenses                                -                       34,137                 34,137
                                                     -----------------    -------------------    -------------------
       Total liabilities                                      174,917                 34,137                209,054
                                                     -----------------    -------------------    -------------------

NET ASSETS AVAILABLE FOR BENEFITS                         134,228,811            251,433,356            385,662,167
                                                     -----------------    -------------------    -------------------

       Total liabilities and net assets
          available for benefits                     $    134,403,728     $      251,467,493     $      385,871,221
                                                     =================    ===================    ===================


The accompanying notes are an integral part of the financial statements.


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        As of December 31, 2005 and 2004
                        --------------------------------


                                                                                 2004
                                                     ---------------------------------------------------------------
                                                        Participant         Non-Participant
                                                         Directed              Directed               Combined
                                                          Account               Account                Account
                                                     -----------------    -------------------    -------------------
ASSETS
Investments, at fair value:
      Old Republic International Corporation
            Common shares                            $        -           $      238,024,071     $      238,024,071
      Mutual funds                                        121,310,729                -                  121,310,729
                                                     -----------------    -------------------    -------------------
                                                          121,310,729            238,024,071            359,334,800

Contributions receivable from employers                       -                    5,758,729              5,758,729

Accrued dividends receivable                                  -                      -                      -

Interfund receivable                                           75,116                -                       75,116
                                                     -----------------    -------------------    -------------------
       Total assets                                  $    121,385,845     $      243,782,800     $      365,168,645
                                                     =================    ===================    ===================

LIABILITIES
Unpaid anti-discrimination refunds                   $      1,295,189     $          -           $        1,295,189
Unpaid administrative expenses                                -                        6,788                  6,788
                                                     -----------------    -------------------    -------------------
       Total liabilities                                    1,295,189                  6,788              1,301,977
                                                     -----------------    -------------------    -------------------

NET ASSETS AVAILABLE FOR BENEFITS                         120,090,656            243,776,012            363,866,668
                                                     -----------------    -------------------    -------------------

       Total liabilities and net assets
         available for benefits                      $    121,385,845     $      243,782,800     $      365,168,645
                                                     =================    ===================    ===================


The accompanying notes are an integral part of the financial statements.

                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 for the years ended December 31, 2005 and 2004
                 ----------------------------------------------

                                                                                 2005
                                                     ---------------------------------------------------------------
                                                        Participant         Non-Participant
                                                         Directed              Directed               Combined
                                                         Account               Account                Account
                                                     -----------------    -------------------    -------------------
Additions:
      Employer contributions                         $        -           $        6,452,506     $        6,452,506
      Employee contributions                               17,825,540                -                   17,825,540
      Interfund transfers                                   3,594,654             (3,594,654)               -
      Interest income                                           2,006                 13,600                 15,606
      Dividend income                                       4,476,441             14,867,916             19,344,357
      Net appreciation (depreciation) in
            fair value of investments                       4,355,983              8,530,770             12,886,753
                                                     -----------------    -------------------    -------------------
                                                           30,254,624             26,270,138             56,524,762
                                                     -----------------    -------------------    -------------------

Deductions:
      Termination and withdrawal benefits                  15,866,521             18,474,381             34,340,902
      Anti-discrimination refunds                             174,916                -                      174,916
      Administrative expenses                                  75,032                138,413                213,445
                                                     -----------------    -------------------    -------------------
                                                           16,116,469             18,612,794             34,729,263
                                                     -----------------    -------------------    -------------------

NET ADDITIONS (DEDUCTIONS)                                 14,138,155              7,657,344             21,795,499

      Net assets available for plan benefits,
            beginning of year                             120,090,656            243,776,012            363,866,668
                                                     -----------------    -------------------    -------------------

      NET ASSETS AVAILABLE FOR PLAN
            BENEFITS, END OF YEAR                    $    134,228,811     $      251,433,356     $      385,662,167
                                                     =================    ===================    ===================

The accompanying notes are an integral part of the financial statements.

                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 for the years ended December 31, 2005 and 2004
                 ----------------------------------------------

                                                                                 2004
                                                     ---------------------------------------------------------------
                                                        Participant         Non-Participant
                                                         Directed              Directed               Combined
                                                         Account               Account                Account
                                                     -----------------    -------------------    -------------------
Additions:
      Employer contributions                         $        -           $        5,761,498     $        5,761,498
      Employee contributions                               15,971,885                -                   15,971,885
      Interfund transfers                                   3,183,955             (3,183,955)               -
      Interest income                                           1,824                 10,000                 11,824
      Dividend income                                       2,858,917              4,831,293              7,690,210
      Net appreciation (depreciation) in
            fair value of investments                       6,772,210               (976,441)             5,795,769
                                                     -----------------    -------------------    -------------------
                                                           28,788,791              6,442,395             35,231,186
                                                     -----------------    -------------------    -------------------

Deductions:
      Termination and withdrawal benefits                  12,689,396             14,360,374             27,049,770
      Anti-discrimination refunds                           1,295,189                -                    1,295,189
      Administrative expenses                                  68,143                118,769                186,912
                                                     -----------------    -------------------    -------------------
                                                           14,052,728             14,479,143             28,531,871
                                                     -----------------    -------------------    -------------------

NET ADDITIONS (DEDUCTIONS)                                 14,736,063             (8,036,748)             6,699,315

      Net assets available for plan benefits,
            beginning of year                             105,354,593            251,812,760            357,167,353
                                                     -----------------    -------------------    -------------------

      NET ASSETS AVAILABLE FOR PLAN
            BENEFITS, END OF YEAR                    $    120,090,656     $      243,776,012     $      363,866,668
                                                     =================    ===================    ===================


The accompanying notes are an integral part of the financial statements.

                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS
                               -------------------


1.  Description of Plan
    -------------------

    A.   Basis of Presentation
         ---------------------

         The accompanying financial statements of the Old Republic International Corporation Employees Savings and Stock Ownership Plan (the Plan) include plan assets for employees of Old Republic International Corporation and participating subsidiaries [the Corporation, the Plan Sponsor, the Company(ies) or the Employers]. These financial statements and accompanying notes together provide only general information about the Plan. The Plan Agreement must be referred to for a complete description of the Plan's provisions.


    B.   General
         -------

         The Plan is a defined contribution plan covering a majority of employees of the Corporation and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2005, the Plan was amended to become a 401-K plan. All aspects of the Plan remained unchanged except that employee contributions are now made on a pre-tax basis up to the first $14,000. For 2005 and prior, employees became participants in the Plan on the first January 1, they were employees and elected to make contributions to the Plan. Beginning January 1, 2006, employees become participants as soon as they elect to make contributions to the Plan.

    C.   Contributions
         -------------

         Contributions from employees (savings) are made on a pre-tax basis up to a limit of $14,000. Participants may elect to contribute up to a maximum of 100% of recognized compensation as defined in the Plan not to exceed the limits set by Section 415 of the Internal Revenue Code as stated below. All contributions are recorded in the period in which the Companies make payroll deductions from Plan participants. Any employee who does not contribute to the Plan does not receive a Company matching contribution. Only employee contributions up to 6% are matched. However, the maximum amount of contribution which can be matched per employee cannot exceed $9,000 (6% of $150,000) per Plan year. The maximum amount which can be withheld is limited to $31,500 (15% of $210,000). Contributions are also subject to other Internal Revenue Code limitations (including the limits imposed by Internal Revenue Code
         Section 415).

         Employees may also roll over into the Plan qualified distributions from their previous employer(s)' qualified plan(s). In addition, employees who are 50 years of age or older at any time during the Plan year, may make catch-up contributions subject to Internal Revenue Code limitations. Rollovers and catch-up contributions are not eligible for company matching.

         Participants direct the investment of their contributions into various mutual funds offered by the Plan, of which there are currently twenty.

                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                               -------------------

1.  Description of Plan, Continued
    ------------------------------

         The Company matching contribution is based on the following formula:

               Percentage of                 If the percentage increase in the Corporation's
               Recognized Compen-            average operating earnings per share for the
               sation Contributed            most recent five year period is:
               ------------------            -------------------------------------------------
                                             Less Than     6.00%     9.01%     15.01%    Over
                                                 6%        to 9%     to 15%    to 20%     20%
                                             ---------     -----     ------    ------    ----
                                             The Resulting Employer Matching Contribution
                                             on the First 6%  of Employee Savings Will Be:
                                             -------------------------------------------------
                      1.00%                     30%         40%        65%      100%      140%
                  1.01 to 2.00%                 28%         38%        63%       98%      138%
                  2.01 to 3.00%                 26%         36%        61%       96%      136%
                  3.01 to 4.00%                 24%         34%        59%       94%      134%
                  4.01 to 5.00%                 22%         32%        57%       92%      132%
                  5.01 to 6.00%                 20%         30%        55%       90%      130%
                  6.01 to 15.00%                None        None       None      None     None
                                             -------------------------------------------------

          * The percentage increase in the Corporation's average operating earnings per share is obtained by comparing the average diluted operating earnings per share for the Corporation for the five years ending with the calculation year, with the same average for the five years ending the year prior to the calculation year. Operating earnings per share are equal to net income per share exclusive of realized capital gains or losses and extraordinary items and income taxes applicable thereto.

         Company matching contributions are allocated on December 31, and a Plan participant receives a matching contribution only if:

          *   the Companies meet certain minimum profit objectives;
          * the participant completes 1,000 or more hours of service during the year; and
          * the participant is employed by one of the Companies on December 31 of that year, died or became fully disabled during the year, or retired during the year after attaining age 65.

         Additional amounts from consolidated annual net profits after taxes or accumulated earnings as the Board of Directors of the Companies may determine from time to time may be added to the contributions resulting from the above formula. The amount of the Companies' contributions are subject to the following limitations:

          * No contribution shall be made if the Companies' consolidated annual net profit before extraordinary items and taxes is less than $2,500,000.
          * No contribution shall be made by any Employer for any fiscal year which exceeds the maximum amount currently deductible by that Employer under section 404 of the Internal Revenue Code.
          * No contribution shall be made by any Employer for any fiscal year which would cause its total contribution to exceed the amount of its annual net profit before taxes and its accumulated earnings.

                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                               -------------------

1.  Description of Plan, Continued
    ------------------------------

    D.   Employee Account
         ----------------

         When a plan participant makes employee contributions, the contributions are allocated to the mutual fund(s) designated by the participant. These funds constitute the participants Employee Account (Participant Directed Account). Earnings inure to each plan participant's Employee Account on a daily basis, based upon the performance of the mutual fund(s) that the plan participant selected. Following termination of service for any reason, a plan participant receives all amounts in his/her Employee Account.

         For contributions made to the Plan prior to 2005, participants may make in-service withdrawals from their Employee Account no more than twice during a plan year. The minimum amount of such in-service withdrawal shall be the lower of $500 or the balance of the Participant's Employee Account as of the last day of the prior plan year. A participant may not withdraw contributions made during the year of withdrawal as an in-service withdrawal. For contributions made to the Plan during 2005 and after, participants may make in-service withdrawals only if they meet the hardship provisions outlined in the Internal Revenue Service Regulations.

     E.  Company Account
         ---------------

         Each year, the matching contributions and any discretionary contributions are allocated to the Company Account (Non-participant Directed Account) of plan participants. If a plan participant terminates service with the Companies, the amount that he/she receives from his/her Company Account depends upon his/her vested interest in such account. A plan participant vests in his/her Company Account based on his/her "Years of Service," over a six year period.

         A plan participant earns a Year of Service for each calendar year during which he/she completes 1,000 or more hours of service for the Companies. However, a plan participant will become 100% vested in his/her Company Account prior to six years of service if:

          *   the plan participant has reached age 65, or
          *   termination is caused by death, or
          * termination is caused by total and permanent disability which renders the employee incapable of performing satisfactory service for the Companies.

         Upon meeting any of the above, the participant may elect to receive his/her benefits in the form of cash or Old Republic International Corporation common shares (Company stock). If a participant elects a cash distribution of his/her Company Account, both his/her Company Account and Employee Account may, at the election of the participant, be paid:

          *   in one lump sum, or
          * in a direct rollover to an eligible retirement plan specified by the participant, or
          * in substantially equal annual or more frequent installments paid over a reasonable period of time not to exceed the life expectancy of the participant or the joint life expectancy of the participant and his/her spouse or designated beneficiary.

         The amount a plan participant receives from his/her Company Account is also affected by forfeitures and earnings. If a plan participant terminates service prior to full vesting, the non-vested portion of his/her Company Account is forfeited. Forfeited amounts are re-allocated to remaining participants who made

                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                               -------------------

1.  Description of Plan, Continued
    ------------------------------

         employee contributions, completed 1,000 or more hours of service for the Companies during the year, and are employed by the Companies on December 31 or terminated service due to retirement on or after age 65, death, or total and permanent disability. Forfeitures are allocated based upon the ratio of the plan participant's recognized compensation to the recognized compensation of all eligible plan participants. Forfeitures allocated in the 2005 and 2004 plan years were $99,317 and $116,772, respectively.

         Effective January 1, 1989, the Tax Reform Act provided that plan participants who reach age 55 and have 10 years of participation in the Plan are provided with the option of diversifying a portion of their Company Account balance out of Company stock and into alternative investment funds. Participants become eligible to diversify in the calendar year following the calendar year in which they attain age 55 and have also completed 10 years of participation.

         The following table shows what percentage of a participant's cumulative Company Account can be diversified:

           For the Following Plan Year
           During the Election Period
           ---------------------------
            First Plan Year                                            25.0%
            Second Plan Year                                           25.0%
            Third Plan Year                                            25.0%
            Fourth Plan Year                                           25.0%
            Fifth Plan Year                                            50.0%
            Sixth Plan Year                                            57.5%
            Seventh Plan Year                                          65.0%
            Eighth Plan Year                                           72.5%
            Ninth Plan Year                                            80.0%
            Tenth Plan Year                                            87.5%
            Eleventh Plan Year                                         95.0%
            Twelfth Plan Year                                         100.0%

         The investment options available for diversification are the same mutual funds available for investment of Employee contributions. Diversified funds are included in the Participant Directed Account in the financial statements.


2.  Summary of Accounting Policies
    ------------------------------

    A.   Use of Estimates
         ----------------

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results can differ from those estimates.

                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                               -------------------

2.  Summary of Accounting Policies, Continued
    -----------------------------------------

    B.   Risks and Uncertainties
         -----------------------

         Besides the investment of matching contributions into common stock of the Corporation, the Plan provides participants with various investment alternatives for their savings contributions and or diversifications. These investment alternatives are made up of various types of Fidelity Investment's mutual funds which can be equity based, fixed income based or a combination thereof.

         All of the above investment alternatives are exposed to various market risks including the level of interest rates, economic conditions and individual credit profiles. Due to these risks and the uncertainty related to changes in the market value of underlying investment securities, it is possible that participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits could be materially affected.

    C.   Investment Valuation and Income Recognition
         -------------------------------------------

         The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the valuation date. Old Republic International Corporation common shares (Company Stock) are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the year.

         The statements of changes in net assets available for benefits reflect the net appreciation (depreciation) in fair value of the Plan's investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest income is recorded as earned and dividend income is recorded as earned on the ex-dividend date. Purchases and sales are recorded on a trade-date basis.

    D.   Termination and Withdrawal Benefit Payments
         -------------------------------------------

         Termination   and  withdrawal   benefit   payments  are  recorded  upon
         distribution.


3.  Investments
    -----------

    The following presents investments, the fair value of which are 5 percent or more of Plan assets at December 31:

                                                2005                   2004
                                           ---------------       --------------
       Mutual Funds:
         Fidelity Short-term Bond Fund      $  16,903,884 **      $ 18,843,716
       Old Republic International
         Corporation Common
         Stock (9,102,997 and
         9,408,066 shares,
         respectively)                        239,044,705 *        238,024,071 *

       *  Non-participant directed.
       ** Less than 5%. Presented for comparative purposes only.

                     OLD REPUBLIC INTERNATIONAL CORPORATION
                   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                               -------------------

3.  Investments, Continued
    ----------------------

    Net appreciation (depreciation) in the fair value of investments is broken down as follows for the years ended December 31:

                                                      2005              2004
                                                 -------------     -------------
      Old Republic International
          Corporation Common Stock                $ 8,530,770       $  (976,441)
      Mutual funds                                  4,355,983         6,772,210
                                                 -------------     -------------
                                                  $12,886,753       $ 5,795,769
                                                 =============     =============

4.  Parties in Interest
    -------------------

    Old Republic International Corporation and participating subsidiaries are parties in interest. The Plan's Non-Participant Directed Account (Company Account) is made up of the Corporation's common stock as noted in Note 3. Also, office personnel, space and equipment are furnished by the Companies at no charge to the Plan.

    Inter Capital Corporation of Chicago, an affiliate, is the Plan's Trustee to whom trustee fees ($36,000 per annum) are paid by the Plan.

    Fidelity Investments Institutional Services Company, Inc. (Fidelity Investments), a subsidiary of FMR Corporation, is the Plan's custodian, record keeper and provider of educational information to plan participants. All mutual funds are managed by subsidiaries of FMR Corporation, which make FMR Corporation a party in interest. Fees paid by the Plan to Fidelity Investments for custodianship, transaction and maintenance were $127,178 and $131,745 during 2005 and 2004, respectively.

5.  Termination Priorities
    ----------------------

    Although the Corporation does not have plans to terminate, the Corporation reserves the right, either with or without formal action, to terminate the Plan. Each Employer reserves the right to permanently discontinue its contributions to the Plan. In the event that an Employer permanently discontinues its contributions to the Plan, or the Corporation terminates the Plan, or the Plan is partially terminated under operation of law, the accounts of the affected participants shall be fully vested and non-forfeitable. In addition, because the Plan is a defined contribution plan and not a defined benefit plan, no termination priorities apply to the Plan under ERISA.

6.  Tax Status
    ----------

    The Plan has filed an application with the Internal Revenue Service to obtain a determination letter reflecting changes to the Plan principally to become a 401-K plan. Prior to these changes, the Internal Revenue Service on October 21, 2002, issued a determination letter stating that the Plan, as amended through December 7, 2001, was qualified under Section 401 of the Internal Revenue Code and therefore the Plan was exempt under the provisions of Section 501(a). The Plan's Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and that a favorable determination letter will be obtained from the Internal Revenue Service.

7.  Anti-discrimination Refunds
    ---------------------------

    Due to limits imposed by Internal Revenue Code Section 415 and ERISA, tests are performed annually to determine that the Plan has not discriminated between highly compensated employees and non- highly compensated employees. In most years, initial tests indicate that there is an excess differential between contributions by highly compensated employees and non-highly compensated employees. To bring the Plan into compliance, a determination is made as to how much contributions need to be returned to highly compensated employees so the Plan can meet the "Actual Contribution Percentage Test for Non-excludable Employees." This amount represents the anti-discrimination refunds payable at any given year-end.

                             SUPPLEMENTAL SCHEDULES

OLD REPUBLIC INTERNATIONAL CORPORATION
   EMPLOYEES SAVINGS & STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

                                                                         (c)
                                                DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE
                                                OF INTEREST, COLLATERAL, SHARES, PAR OR MATURITY VALUE
                                                -------------------------------------------------------
                     (b)                                      RATE OF                   SHARES, PAR,                       (e)
    IDENTITY OF ISSUE, BORROWER,                MATURITY     INTEREST                   OR MATURITY          (d)         CURRENT
(a) LESSOR, OR SIMILAR PARTY                      DATE       DIVIDENDS    COLLATERAL       VALUE            COST          VALUE
    -----------------------------------------   -------------------------------------------------------  ----------  ---------------
MUTUAL FUNDS:
    FIDELITY FUND                                  N/A        VARIABLE        N/A         311,896 sh          #           9,924,545
    FIDELITY EQUITY-INCOME FUND                    N/A        VARIABLE        N/A         258,123 sh          #          13,623,747
    FIDELITY INVESTMENT GRADE BOND FUND            N/A        VARIABLE        N/A         342,651 sh          #           2,525,336
    FIDELITY INTERMEDIATE TERM BOND FUND           N/A        VARIABLE        N/A         328,402 sh          #           3,379,255
    FIDELITY CAPITAL & INCOME FUND                 N/A        VARIABLE        N/A         264,872 sh          #           2,216,979
    FIDELITY VALUE FUND                            N/A        VARIABLE        N/A         221,167 sh          #          16,782,185
    FIDELITY CASH RESERVES                         N/A        VARIABLE        N/A       8,299,559 sh          #           8,299,559
    SPARTAN MARKET INDEX FUND                      N/A        VARIABLE        N/A         156,580 sh          #          13,468,980
    FIDELITY AGGRESSIVE GROWTH FUND                N/A        VARIABLE        N/A         278,493 sh          #           4,927,170
    FIDELITY DIVERSIFIED INTERNATIONAL FUND        N/A        VARIABLE        N/A         347,231 sh          #          11,298,881
    FIDELITY DIVIDEND GROWTH FUND                  N/A        VARIABLE        N/A         565,812 sh          #          16,289,731
    FIDELITY SMALL CAP INDEPENDENCE FUND           N/A        VARIABLE        N/A          49,134 sh          #           1,006,268
    FIDELITY MID-CAP STOCK FUND                    N/A        VARIABLE        N/A         305,432 sh          #           8,115,340
    FIDELITY SHORT-TERM BOND FUND                  N/A        VARIABLE        N/A       1,907,888 sh          #          16,903,884
    FIDELITY FREEDOM INCOME FUND                   N/A        VARIABLE        N/A          20,672 sh          #             235,038
    FIDELITY FREEDOM 2000 FUND                     N/A        VARIABLE        N/A          29,523 sh          #             360,478
    FIDELITY FREEDOM 2010 FUND                     N/A        VARIABLE        N/A         214,607 sh          #           3,015,232
    FIDELITY FREEDOM 2020 FUND                     N/A        VARIABLE        N/A          92,744 sh          #           1,364,259
    FIDELITY FREEDOM 2030 FUND                     N/A        VARIABLE        N/A          26,203 sh          #             393,575
    FIDELITY FREEDOM 2040 FUND                     N/A        VARIABLE        N/A          27,552 sh          #             243,286
                                                                                                                       -------------
                                                                                                                        134,403,728
                                                                                                                       -------------
EMPLOYER SECURITIES:
    OLD REPUBLIC INTERNATIONAL CORP.:
      COMMON STOCK                                 N/A           N/A          N/A       9,102,997 sh    $77,321,074     239,044,705
                                                                                                        ===========    -------------

TOTAL INVESTMENTS HELD                                                                                                 $373,448,433
                                                                                                                       =============

Note:
----
All parties above are "Parties in Interest."
# Participant directed funds.


OLD REPUBLIC INTERNATIONAL CORPORATION
   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
------------------------------------------------------------------


                                                                                                              (h)
                                                                               (f)                       Current Value
   (a)       (b)                        (c)            (d)        (e)        Expense          (g)         of Asset on       (i)
Identity of Party or                  Purchase       Selling     Lease    Incurred with     Cost of       Transaction     Net Gain
Investment Involved                    Price          Price      Rental    Transaction       Asset            Date         or Loss
-------------------                    -----          -----      ------   -------------     -------      -------------    --------
    Description of Asset
    --------------------

Purchases of Investments
------------------------
    Old Republic International
       Corporation Common Stock
       (586,435 shares)              $14,782,886       N/A         N/A         N/A        $14,782,886     $14,782,886         -


Sales of Investments
--------------------
    Old Republic International
       Corporation Common Stock
       (891,504 shares)                  N/A       $22,293,022     N/A         N/A        $ 7,022,776     $22,293,022    $15,270,246


Notes:
-----
This schedule lists all non-participant directed transactions or series of transactions which aggregate in excess of 5% of the Fund assets at the beginning of the current year, as required by the Department of Labor.
Old  Republic International Corporation is a "Party in Interest."

OLD REPUBLIC INTERNATIONAL CORPORATION
   EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, PART IV-TRANSACTIONS DURING THE PLAN YEAR
            LINE 4a: SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------------------------------------------------


                       PARTICIPANT CONTRIBUTIONS                                  TOTAL THAT CONSTITUTE
                      TRANSFERRED LATE TO PLAN @                           NONEXEMPT PROHIBITED TRANSACTIONS @
                      --------------------------                           -----------------------------------

                               $121,581                                                  $121,581
               ==========================================        =========================================================


                    Employee contributions withheld
                    from employee wages between
                    March 15, 2005 and September 15,
                    2005 but not transferred to the
                    Plan nor allocated to partici-
                    pant's accounts until September 28, 2005.

          @     - THE ABOVE CONTRIBUTIONS WERE CORRECTED OUTSIDE THE VOLUNTARY
                  FIDUCIARY CORRECTION PROGRAM (VFCP) DURING 2005.













Notes:
------
This schedule lists all nonexempt transactions subject to reporting in Schedule H, Line 4a of Form 5500.